Exhibit 19

Interparfums, Inc.

Insider Trading Policy

The use of material non-public information in securities transactions (“Insider Trading”) or the communication of such information to others who use it in securities trading (“Tipping”) violates the federal securities laws. Such violations are likely to result in harsh consequences for the individuals involved including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the non-public information and penalties equal to three times such profits or losses. Further, Insider Trading violations expose the Company, its management, and other personnel acting in supervisory capacities to potential civil liabilities and penalties for the actions of employees under their control who engage in Insider Trading violations.

If a director, officer or employee of our Company is aware of material information relating to the Company, which has not yet been made available to the public for at least two (2) full business days, then such person is prohibited by law as well as by Company policy from trading in the Company’s shares or directly or indirectly disclosing such information to any other persons so that they may trade in the Company’s shares. It is difficult to describe what constitutes “material” information, but one should assume that any information, positive or negative, which might be of significance to an investor in determining whether to purchase, sell or hold our stock, would be material.

Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples include a potential business acquisition, internal financial information which departs in any way from what the market would expect, important product developments, the acquisition or loss of a major contract, or an important financing transaction. We emphasize that this list is not meant to be exhaustive, but merely illustrative.

Not only is it illegal to engage in Insider Trading or convey such information to others in breach of a duty, it is also generally illegal to “tip” such information to others who may trade in the securities involved or to recommend the purchase or sale of securities to others while you are in possession of such information. It is the policy of the Company that one should never trade while in possession of material, non-public information or tip or communicate such information to others without first receiving authorization from the Company or our counsel. This policy applies to your personal transactions and those indirectly through a spouse, friend, corporation or other entity. This applies to the securities of the Company and of other corporations. Thus, if in the course of the Company’s business, a person learns of material non-public information concerning another corporation (such as a customer or supplier) you should abstain from trading in that corporation’s securities.

Further, this policy applies to securities transactions by individuals who reside in the same household with directors, officers and employees of the Company. Strict compliance with these policies and procedures is expected of all directors, officers and employees and members of their households, and any infringement thereof may result in sanctions, up to and including, termination of office or employment.

Insider Trading Procedure

In addition, to avoid the appearance of impropriety, no trading in the Company’s securities is permitted to take place without compliance with the following rules.

●	The person who intends to trade in the Company’s securities must first contact the Chief Financial Officer of Inter Parfums, Inc., prior to any contemplated purchase or sale.

●	There shall be no trading in the Company’s securities by Company personnel within ten (10) full business days before the earlier of

(i) the issuance of a press release by the Company concerning its periodic financial information, which occurs approximately five (5) to ten (10) business days before the filing with the SEC of the Company’s periodic reports, which are due no later than March 1, May 10, August 9 and November 9 of each year, or

(ii) the actual filing of such periodic reports; and

until two (2) full business days AFTER the actual filing of such periodic reports.

●

There shall also be no trading in the Company’s securities until not less than two (2) full business days after the release of any other press release or filing with the SEC of a Current Report on Form 8-K by the Company.

●	In no event shall there be any trading in the Company’s securities by Company personnel without the prior consent from the Company.